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                             June 13, 2023

       Amos Barclay
       Partner
       Holland & Hart LLP
       1800 Broadway, Suite 300
       Boulder, Colorado 80302

                                                        Re: Moody National REIT
II, Inc.
                                                            Schedule TO-T filed
June 12, 2023
                                                            File No. 005-94072

       Dear Amos Barclay:

              We have reviewed your filing and have the following additional comment. Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Schedule TO-T filed June 12, 2023

       Schedule I, page 12

   1. We reissue comment one from our comment letter dated June 1, 2023. In this respect, provide the disclosure
required by Item 1003(c) of Regulation M-A for each person
                                                        specified in
Instruction C to Schedule TO, including the starting and ending dates of material occupations,
positions, offices or employment during the past five years for such person. For example, we
note that you have not disclosed the starting and ending dates of
                                                        Mr. Kook's occupations,
positions, offices or employment during the past five years.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Amos Barclay
Holland & Hart LLP
June 13, 2023
Page 2

      Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202)
551-8573.



FirstName LastNameAmos Barclay                            Sincerely,
Comapany NameHolland & Hart LLP
                                                          Division of
Corporation Finance
June 13, 2023 Page 2                                      Office of Mergers &
Acquisitions
FirstName LastName